FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For the month ended May, 2014

ICON plc
(Registrant's name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland.
Brendan.Brennan@iconplc.com
011-353-1-291-2000
 (Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Yes___X___	No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc

Rider A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

ICON public limited company (“ICON”) is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  Our vision is to be the Global CRO partner of choice for the Biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At March 31, 2014 we had approximately 10,300 employees, in 76 locations in 37 countries. During the three months ended March 31, 2014 we derived approximately 40.5%, 49.1% and 10.4% of our net revenue in the United States, Europe and Rest of World, respectively.

We began operations in 1990 and have expanded our business predominately through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process.  We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

Recent Developments

Acquisitions

On March 29, 2014 the Company agreed to acquire, subject to certain routine closing conditions relating to the ordinary course of approval of the transaction in specific jurisdictions that did not occur prior to the filing of this report, 100% of the common stock of Aptiv Solutions (“Aptiv”), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. It is a market leader in the integrated design and execution of adaptive clinical trials for exploratory and late phase development as well as being an industry leader in medical device and diagnostic development in key medical technology segments. In addition to boosting the Company’s service capabilities, Aptiv Solutions will also strengthen the Company’s international presence through the addition of over 850 highly qualified and experienced professionals in the United States, Europe, Israel and Japan.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2014 AND DECEMBER 31, 2013

	(Unaudited)	(Audited)
	March 31,	December 31,
	2014	2013
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$236,656	$182,519
Short term investments - available for sale	126,865	138,317
Accounts receivable, net	337,600	342,581
Unbilled revenue	116,653	113,239
Other receivables	13,175	14,415
Deferred tax asset	32,016	28,644
Prepayments and other current assets	29,888	24,664
Income taxes receivable	12,849	9,049
Total current assets	905,702	853,428
Other Assets:
Property, plant and equipment, net	157,187	160,830
Goodwill	357,356	357,523
Non-current other assets	7,373	6,732
Non-current income taxes receivable	20,013	25,172
Non-current deferred tax asset	7,459	7,421
Intangible assets	29,451	31,354
Total Assets	$1,484,541	$1,442,460
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$6,664	$4,594
Payments on account	269,771	297,347
Other liabilities	219,798	194,812
Income taxes payable	3,546	4,416
Total current liabilities	499,779	501,169
Other Liabilities:
Non-current other liabilities	6,978	11,198
Non-current government grants	1,327	1,359
Non-current income taxes payable	4,274	5,288
Non-current deferred tax liability	11,398	12,867
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
62,020,483 shares issued and outstanding at March 31, 2014 and
61,587,257 shares issued and outstanding at December 31, 2013	5,201	5,168
Additional paid-in capital	294,296	279,572
Capital redemption reserve	100	100
Accumulated other comprehensive income	1,214	1,960
Retained earnings	659,974	623,779
Total Shareholders' Equity	960,785	910,579
Total Liabilities and Shareholders' Equity	$1,484,541	$1,442,460

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND MARCH 31, 2013
 (UNAUDITED)

	Three Months Ended
	March 31,	March 31,
	2014	2013
	(in thousands except share and per share data)

Revenue:
Gross revenue	$476,544	$419,059
Reimbursable expenses	(126,910)	(102,270)

Net revenue	349,634	316,789

Costs and expenses:
Direct costs	216,140	202,361
Selling, general and administrative expense	78,948	75,564
Depreciation and amortization	11,548	11,456
Restructuring and other items	-	4,412

Total costs and expenses	306,636	293,793

Income from operations	42,998	22,996
Interest income	348	181
Interest expense	(257)	(366)

Income before provision for income taxes	43,089	22,811
Provision for income taxes	(6,894)	(3,766)

Net income	$36,195	$19,045

Net income per Ordinary Share:

Basic	$0.59	$0.32

Diluted	$0.57	$0.31

Weighted average number of Ordinary Shares outstanding:

Basic	61,776,643	60,404,242

Diluted	63,225,797	61,323,594

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND MARCH 31, 2013
(UNAUDITED)

	Three Months Ended
	March 31,	March 31,
	2014	2013
	(in thousands)
Cash flows from operating activities:
Net income	$36,195	$19,045
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	31	29
Depreciation expense	9,682	9,712
Amortization of intangibles	1,866	1,744
Amortization of grants	(80)	(59)
Share compensation expense	4,045	2,394
Deferred taxes	(4,868)	(1,447)
Changes in assets and liabilities:
Decrease in accounts receivable	4,958	28,841
(Increase)/decrease in unbilled revenue	(3,573)	1,230
Decrease/(increase) in other receivables	1,199	(5,723)
(Increase)/decrease in prepayments and other current assets	(5,304)	665
Increase in other non current assets	(643)	(489)
(Decrease) /increase in payments on account	(27,567)	3,179
Increase in other current liabilities	20,983	9,994
Increase /(decrease) in other non-current liabilities	58	(1)
Decrease in income taxes payable	(492)	(166)
Increase in accounts payable	2,170	423
Net cash provided by operating activities	38,660	69,371

Cash flows from investing activities:
Purchase of property, plant and equipment	(6,163)	(9,392)
Purchase of subsidiary undertakings	-	(51,897)
Cash acquired with subsidiary undertakings	-	1,039
Purchase of short term investments	(38,988)	(22,274)
Sale of short term investments	50,530	39,071
Change in restricted cash, net	-	(3,750)
Net cash provided by/(used in) investing activities	5,379	(47,203)

Cash flows from financing activities:
Proceeds from exercise of share options	9,825	4,862
Share issuance costs	(4)	(59)
Tax benefit from the exercise of share options	726	251
Net cash provided by financing activities	10,547	5,054
Effect of exchange rate movements on cash	(449)	(3,892)
Net increase in cash and cash equivalents	54,137	23,330
Cash and cash equivalents at beginning of period	182,519	114,047

Cash and cash equivalents at end of period	$236,656	$137,377
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

					Accumulated
				Capital	Other
			Additional	Redemption	Comprehensive	Retained
	Shares	Amount	Paid-in Capital	Reserve	Income	Earnings	Total

	(dollars in thousands, except share data)

Balance at December 31, 2013	61,587,257	$5,168	$279,572	$100	$1,960	$623,779	$910,579

Comprehensive Income:
Net income	-	-	-	-	-	36,195	36,195
Currency translation adjustment	-	-	-	-	(320)	-	(320)
Currency impact of long term funding	-	-	-	-	(591)	-	(591)
Tax on currency impact of long term funding	-	-	-	-	75	-	75
Unrealized capital loss - investments	-	-	-	-	90	-	90

Total comprehensive income	-	-	-	-	(746)	36,195	35,449

Exercise of share options	408,226	33	9,790	-	-	-	9,823
Issue of restricted share units	25,000	-	2	-	-	-	2
Share issuance costs	-	-	(4)	-	-	-	(4)
Non-cash stock compensation expense	-	-	4,210	-	-	-	4,210
Tax benefit on exercise of options	-	-	726	-	-	-	726

Balance at March 31, 2014	62,020,483	$5,201	$294,296	$100	$1,214	$659,974	$960,785
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
March 31, 2014

1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2013. Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2014.

2. Goodwill

	Three months ended	Year ended
	March 31,	December 31,
	2014	2013
	(in thousands)

Opening balance	$357,523	$315,441
Current period acquisitions	-	36,922
Foreign exchange movement	(167)	5,160

Closing balance	$357,356	$357,523

3. Business Combinations

Acquisitions – Aptiv Solutions

On March 29, 2014 the Company agreed to acquire, subject to certain routine closing conditions relating to the ordinary course of approval of the transaction in specific jurisdictions that did not occur prior to the filing of this report, 100% of the common stock of Aptiv Solutions (“Aptiv”) for an initial cash consideration of $143.5 million. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. It is a market leader in the integrated design and execution of adaptive clinical trials for exploratory and late phase development as well as being an industry leader in medical device and diagnostic development in key medical technology segments.

Prior Period Acquisitions - Clinical Trial Services Division of Cross Country Healthcare, Inc.

On February 15, 2013 the Company acquired the clinical trial services division of Cross Country Healthcare Inc. for an initial cash consideration of $51.9 million. The agreement provided for further consideration of up to $3.75 million which may become payable if certain performance milestones are achieved during the period ended December 31, 2013.  Cross Country Healthcare’s Clinical Trial Services division includes US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision. The division also includes AKOS, a leading US and EU provider of pharmacovigilance and drug safety services. ClinForce and Assent have been combined with ICON’s functional service provision (“FSP”) division, DOCS, creating a leader in global resourcing and FSP, while AKOS will enhance the services offered by ICON’s medical and safety services team. Certain operating margin perfomance milestones in relation to ClinForce and Assent Consulting were not achieved during the period ended December 31, 2013 resulting in a reduction of $3.75 million to the contingent consideration.

The acquisition agreement also provided for certain working capital targets to be achieved by the clinical trial services division of Cross Country Healthcare, Inc on completion.  In October 2013 the Company received $0.2 million on completion of this review.

The acquisition of the clinical trial services division of Cross Country Healthcare, Inc has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the fair values of the assets acquired and the liabilities assumed:

February 15 2013 (in thousands)
Property, plant and equipment	$339
Goodwill*	36,922
Intangible asset – customer relationships	3,300
Intangible asset – order backlog	600
Cash and cash equivalents	1,039
Accounts receivable	9,200
Unbilled revenue	2,128
Prepayments and other current assets	465
Non-current assets	6
Other liabilities	(2,285)
Non-current other liabilities	(16)

Net assets acquired	$51,698

Cash consideration	$51,897
Working capital adjustment	(199)
Net assets acquired	$51,698

* Goodwill represents the acquisition of an established workforce with experience in the clinical research industry, thereby allowing the Company to enhance its capabilities in global resourcing and FSP and also medical and safety services. Goodwill related to the US portion of the business acquired is tax deductible.

4. Restructuring and other items

Restructuring and other items recognized comprise:

	Three Months Ended
	March 31,	March 31,
	2014	2013
	(in thousands)

Restructuring charges	$-	$4,412
Total	$-	$4,412

Prior Period Restructuring Charges

Restructuring and other items of $9.0 million were recorded during the year ended December 31, 2013. During Q1 and Q2 2013 the Company conducted a review of its operations. This review resulted in the adoption of an initial restructuring plan, which included the closure of its Phase I facility in Omaha, Nebraska. This followed the expansion of the Company’s Phase I facility in San Antonio, Texas and the consolidation of the Company’s US Phase I capabilities in this location. The restructuring plan also included resource rationalizations in certain areas of the business to improve resource utilization. A further restructuring plan was also adopted during 2013 which resulted in resource rationalizations in order to improve operating efficiencies and reduce expenses.  Details of the movement in this restructuring plan recognized are as follows:

	Workforce Reductions	Office Consolidations (in thousands)	Total
Q1 Plan - Initial provision recognized	$3,903	$509	$4,412
Q2 Plan - Initial provision recognized	4,228	393	4,621
Residual balance from prior periods	-	130	130
Total provision recognized	8,131	1,032	9,163
Cash payments	(6,544)	(199)	(6,743)
Amounts released	(93)	-	(93)
Foreign exchange movement	(3)	-	(3)

Provision at December 31, 2013	$1,491	$833	$2,324
Cash payments	(645)	(124)	(769)
Foreign exchange movement	3	-	3

Provision at March 31, 2014	$849	$709	$1,558

5. Income Taxes

Income taxes recognized during the three months ended March 31, 2014 comprise:

	Three Months Ended
	March 31,	March 31,
	2014	2013
	(In thousands)
Provision for income taxes before restructuring and other items	$6,894	$5,021
Tax impact of restructuring and other items	-	(1,255)

Provision for income taxes after restructuring and other items	$6,894	$3,766

As at March 31, 2014 the Company maintains a $6.8 million liability (December 31, 2013: $6.7 million) for unrecognized tax benefit, which is comprised of $5.9 million (December 31, 2013: $5.8 million) related to items generating unrecognized tax benefits and $0.9 million (December 31, 2013: $0.9 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2008 through 2013 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

6. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended
	March 31,	March 31,
	2014	2013
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	61,776,643	60,404,242

Effect of dilutive share options outstanding	1,449,154	919,352
Weighted average number of ordinary shares for diluted net income per ordinary share	63,225,797	61,323,594

7. Share-based Awards

Share Options

On July 21, 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employee Plan or the 2008 Consultants Plan (together the “2008 Option Plans”) will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Plan.   No options may be granted under the 2008 Option Plans after July 21, 2018.

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board could grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  An aggregate of 6.0 million ordinary shares were reserved under the 2003 Share Option Plan; and, in no event could the number of ordinary shares issued pursuant to options awarded under this plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determined otherwise. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Share Option Plan during any calendar year to any employee was 400,000 ordinary shares.  The 2003 Share Option Plan expired on January 17, 2013.  No new options may be granted under this plan.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at March 31, 2014 is eight years.

The following table summarizes option activity for the three months ended March 31, 2014:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2013	2,973,788	$24.20	$9.57

Granted	245,514	$48.12	$14.95
Exercised	(408,226)	$24.06	$9.38
Forfeited	(106,514)	$20.61	$8.47

Outstanding at March 31, 2014	2,704,562	$26.53	$10.13	4.72

Exercisable at March 31, 2014	1,347,012	$24.81	$8.81	3.19

The Company has granted options with fair values ranging from $3.68 to $15.03 per option or a weighted average fair value of $9.02 per option. The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at March 31, 2014, was 1,347,012. Fully vested share options at March 31, 2014, have an average remaining contractual term of 3.19 years, an average exercise price of $24.81 and a total intrinsic value of $30.6 million. The total intrinsic value of options exercised during the three months ended March 31, 2014 was $8.9 million (March 31, 2013: $3.5 million).

The following table summarizes the movement in non-vested share options for the three months ended March 31, 2014:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2013	1,468,081	$23.45	$9.45

Granted	245,514	$48.12	$14.95
Vested	(285,416)	$22.16	$8.85
Forfeited	(70,629)	$22.43	$9.37

Non vested outstanding at March 31, 2014	1,357,550	$28.24	$10.57

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the three months ended March 31, 2014 and March 31, 2013 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions used were as follows:

	Three Months Ended
	March 31,	March 31,
	2014	2013

Weighted average fair value	$14.95	$11.76

Assumptions:
Expected volatility	33%	42%
Dividend yield	0%	0%
Risk-free interest rate	1.54%	0.76%
Expected life	5 years	5 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units and Performance Share Units

On July 21, 2008 the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.

On April 23, 2013 the Company adopted the 2013 Employees Restricted Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company, or a Subsidiary to receive Restricted Share Units (“RSUs”) and/or Performance Share Units (“PSUs”) under the plan.  An aggregate of 1.6 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at zero cost and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.

The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the three months ended March 31, 2014:

	PSU Outstanding Number of Shares	PSU Weighted Average Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Fair Value	RSU Weighted Average Remaining Contractual Life

Outstanding at December 31, 2013	353,244	$33.04	2.35	846,459	$27.05	1.77

Granted	307,752	$39.43		27,818	$47.03
Shares vested	-	-		(25,000)	$20.32
Forfeited	(3,145)	$31.49		(35,941)	$26.86

Outstanding at March 31, 2014	657,851	$39.54	2.49	813,336	$27.81	1.60

The fair value of RSUs vested for the three months ended March 31, 2014 totaled $0.5 million (December 31, 2013: $1.1 million).

No PSUs vested during either the first three months of 2014 or the full year 2013.

The PSUs vest based on service and specified EPS targets. The maximum number of PSUs that could vest based on PSU’s outstanding is 657,851, based on attaining cumulative EPS targets over the period 2013 – 2016.

Non-cash stock compensation expense

Non-cash stock compensation expense for the three months ended March 31, 2014 has been allocated as follows:

	Three Months Ended
	March 31,	March 31,
	2014	2013
	(In thousands)
Direct costs	$2,229	$1,319
Selling, general and administrative	1,816	1,075

	$4,045	$2,394

Total non-cash stock compensation expense not yet recognized at March 31, 2014 amounted to $48.6 million.  The weighted average period over which this is expected to be recognized is 2.7 years.  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to $0.7 million for the three months ended March 31, 2014 (March 31, 2013: $0.3 million).

8. Business Segment Information

The Company determines and presents operating segments based on the information that is internally provided to the Chief Executive Officer and Chief Financial Officer, who together are considered the Company’s chief operating decision maker, in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprise and Related Information.

The Company is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.  The Company has expanded predominately through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.  The Company also provides laboratory services through its central laboratory business, which includes the Company’s central laboratories located in Dublin, New York, India, Singapore and China.

The Company's areas of operation outside of Ireland include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Turkey, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

Segment information as at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and March 31, 2013 is as follows:

a) The distribution of net revenue by geographical area was as follows:

	Three Months Ended
	March 31,	March 31,
	2014	2013
	(in thousands)
Ireland	$85,361	$60,994
Rest of Europe	86,401	85,036
U.S.	141,679	135,475
Rest of World	36,193	35,284

Total	$349,634	$316,789
* All sales shown for Ireland are export sales.

b) The distribution of income from operations, including restructuring and other items, by geographical area was as follows:

	Three Months Ended
	March 31,	March 31,
	2014	2013
	(in thousands)
Ireland	$28,134	$12,016
Rest of Europe	6,401	3,786
U.S.	6,694	5,537
Rest of World	1,769	1,657

Total	$42,998	$22,996

c) The distribution of income from operations, excluding restructuring and other items, by geographical area was as follows:

	Three Months Ended
	March 31,	March 31,
	2014	2013
	(in thousands)
Ireland	$28,134	$12,341
Rest of Europe	6,401	5,557
U.S.	6,694	7,790
Rest of World	1,769	1,720

Total	$42,998	$27,408

d) The distribution of property, plant and equipment, net, by geographical area was as follows:

	March 31,	December 31,
	2014	2013
	(in thousands)
Ireland	$100,874	$103,868
Rest of Europe	15,184	14,630
U.S.	32,996	33,947
Rest of World	8,133	8,385

Total	$157,187	$160,830

e) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended
	March 31,	March 31,
	2014	2013
	(in thousands)
Ireland	$5,149	$4,989
Rest of Europe	1,323	1,734
U.S.	4,203	3,718
Rest of World	873	1,015

Total	$11,548	$11,456

f) The distribution of total assets by geographical area was as follows:

	March 31,	December 31,
	2014	2013
	(in thousands)
Ireland	$655,923	$581,568
Rest of Europe	311,421	321,661
U.S.	464,363	486,232
Rest of World	52,834	52,999

Total	$1,484,541	$1,442,460

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2013. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At March 31, 2014, we employed approximately 10,300 employees, in 76 locations in 37 countries. During the year ended March 31, 2014 we derived approximately 40.5%, 49.1% and 10.4% of our net revenue in the United States, Europe and Rest of World, respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue from contracts is recognized on a proportional performance method based on the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. All investigator fees and certain other costs, where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

As the nature of our business involves the management of projects having a typical duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrolment or investigator recruitment.   In the event of termination the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At March 31, 2014 and December 31, 2013 we had a backlog of approximately $3.1 billion. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended March 31, 2014 compared with Three Months Ended March 31, 2013

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	March 31,	March 31,	2014
	2014	2013	to 2013
			Percentage
	Percentage of Net Revenue		Increase/
			(Decrease)

Net revenue	100.0%	100.0%	10.4%

Costs and expenses:
Direct costs	61.8%	63.9%	6.8%
Selling, general and administrative	22.6%	23.8%	4.5%
Depreciation	2.8%	3.1%	(0.3)%
Amortization	0.5%	0.5%	7.0%

Income from operations (excluding restructuring and other items)	12.3%	8.7%	56.9%
Restructuring and other items	-	1.4%	(100.0)%

Income from operations (including restructuring and other items)	12.3%	7.3%	87.0%

Net revenue for the period increased by $32.8 million, or 10.4%, from $316.8 million for the three months ended March 31, 2013 to $349.6 million for the three months ended March 31, 2014.  For the three months ended March 31, 2014 we derived approximately 40.5%, 49.1% and 10.4% of our net revenue in the United States, Europe and Rest of World, respectively.

Net revenue in Ireland increased from $61.0 million for the three months ended March 31, 2013 to $85.4 million for the three months ended March 31, 2014. Net revenue in Ireland is principally a function of the Company’s global transfer pricing model. Previous strategic investment in personnel and related infrastructure complemented with enhanced operating processes and the successful leveraging of our support costs in the current year has resulted in a decrease of the proportion of the Group’s net revenue being used to support other Group entities and a corresponding increase in net revenue in Ireland in the current year.

Direct costs for the period increased by $13.7 million, or 6.8%, from $202.4 million for the three months ended March 31, 2013 to $216.1 million for the three months ended March 31, 2014. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in headcount and a corresponding increase in personnel related expenditure of $16.0 million offset by a decrease in other direct project related costs of $2.3 million.  As a percentage of net revenue, direct costs have decreased from 63.9% for the three months ended March 31, 2013 to 61.8% for the three months ended March 31, 2014.

Selling, general and administrative expenses for the period increased by $3.3 million, or 4.5%, from $75.6 million for the three months ended March 31, 2013 to $78.9 million for the three months ended March 31, 2014. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. The increase in selling, general and administration expenses for the period arose primarily from an increase in personnel related expenditure of $2.3 million, a decrease in facilities and related costs expenditure of $1.2 million and an increase in  general and administrative expenses of $2.2 million. As a percentage of net revenue, selling, general and administrative expenses, decreased from 23.8% for the three months ended March 31, 2013 to 22.6% for the three months ended March 31, 2014.

Depreciation expense remained at $9.7 million for the three months ended March 31, 2013 and for the three months ended March 31, 2014 and principally arises from an investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue, depreciation expense decreased from 3.1% of net revenues for the three months ended March 31, 2013 to 2.8% for the three months ended March 31, 2014.  Amortization expense for the period increased by $0.1 million, or 7.0%, from $1.8 million for the three months ended March 31, 2013 to $1.9 million for the three months ended March 31, 2014. Amortization expense represents the amortization of intangible assets acquired on business combinations. As a percentage of net revenue, amortization expense remained at 0.5% of net revenues for the three months ended March 31, 2013 and for the three months ended March 31, 2014.

Restructuring charges of $4.4 million were recognized during three months ended March 31, 2013 under a restructuring plan adopted following a review by the Company of its operations. Under this restructuring plan the Company announced the closure of its Phase I facility in Omaha, Nebraska. This followed the expansion of the Company’s Phase I facility in San Antonio, Texas and the consolidation of the Company’s US Phase I capabilities in this location. The restructuring plan also included resource rationalizations in certain areas of the business to improve resource utilization. The restructuring charge recognized included $0.5 million in respect of lease termination costs associated with the Omaha facility and $3.9 million in respect of resource rationalizations  (see note 4 Restructuring and other items for further information).

As a result of the above, income from operations for the three months increased by $20.0 million, or 87.0%, from $23.0 million for the three months ended March 31, 2013 ($27.4 million excluding restructuring charges) to $43.0 million for the three months ended March 31, 2014. As a percentage of net revenue, income from operations increased from 7.3% of net revenues for the three months ended March 31, 2013 (8.7% excluding restructuring charges) to 12.3% of net revenues for the three months ended March 31, 2014.

Income from operations in Ireland increased from a profit of $12.0 million for the three months ended March 31, 2013 ($12.3 million excluding restructuring charges), to a profit of $28.1 million for the three months ended March 31, 2014. Income/ (losses) from operations in Ireland are impacted by the Group’s global transfer pricing model. Previous strategic investment in personnel and related infrastructure complemented with enhanced operating processes and the successful leveraging of our support costs in the current year has resulted in a decrease of the proportion of the Group’s net revenue being used to support other Group entities and a corresponding increase in profit from operations in Ireland in the current year.

Interest expense for the period decreased from $0.4 million for the three months ended March 31, 2013 to $0.3 million for the three months ended March 31, 2014. Interest income for the three months ended March 31, 2014 increased from $0.2 million for the three months ended March 31, 2013 to $0.3 million for the three months ended March 31, 2014.

Provision for income taxes for the period increased from $3.8 million for the three months ended March 31, 2013 ($5.0 million excluding the impact of restructuring charges) to $6.9 million for the three months ended March 31, 2014.  The Company’s effective tax rate for the three months ended March 31, 2014 was 16.0% compared with 16.5% (18.4% excluding the impact of restructuring charges) for the three months ended March 31, 2013. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Liquidity and Capital Resources

The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

The Company’s cash and short term investment balances at March 31, 2014 amounted to $363.5 million compared with cash and short term investment balances of $320.8 million at December 31, 2013.  The Company’s cash and short term investment balances at March 31, 2014 comprised cash and cash equivalents $236.7 million and short-term investments $126.9 million. The Company’s cash and short-term investment balances at December 31, 2013 comprised cash and cash equivalents $182.5 million and short-term investments $138.3 million.

On July 20, 2011 the Company entered into a three year committed multi currency revolving credit facility for $150.0 million with Citibank, JP Morgan, Ulster Bank, Deutsche Bank and Barclays Bank. Each bank subject to the agreement has committed $30 million to the facility, with equal terms and conditions in place with all institutions. The facility bears interest at LIBOR plus a margin and includes certain composite guarantees, indemnities and pledges in favor of the banks. Amounts available to the Group under the facility amounted to $150.0 million at March 31, 2014 compared with $150.0 million at December 31, 2013.

Net cash provided by operating activities was $38.7 million for the three months ended March 31, 2014 compared with cash provided by operating activities of $69.4 million for the three months ended March 31, 2013.  The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account.  The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period or the timing of cash receipts from customers.  A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at March 31, 2014 was 35 days compared to 32 days at December 31, 2013.  The number of days revenue outstanding at March 31, 2013 was 33 days compared to 40 days at December 31, 2012.

Net cash provided by investing activities was $5.4 million for the three months ended March 31, 2014 compared to net cash used in investing activities of $47.2 million for the three months ended March 31, 2013. Net cash provided in the three months ended March 31, 2014 arose principally from cash received from the sale of short-term investments.

Amounts payable at March 31, 2014 in relation to acquisitions include $3.2 million payable contingent upon the results of BeijingWits Medical.

Capital expenditure for the three months ended March 31, 2014 amounted to $6.2 million and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth.  During the three months ended March 31, 2014 the Company received a net $11.5 million from the sale of short-term investments.

Net cash provided by financing activities during the three months ended March 31, 2014 amounted to $10.5 million compared with net cash provided by financing activities of $5.0 million for the three months ended March 31, 2013. Net cash provided by financing activities during the three months ended March 31, 2014 arose primarily from the $9.8 million received from the exercise of stock options.  Net cash provided by financing activities during the three months ended March 31, 2013 arose primarily from the $4.9 million received from the exercise of stock options.

As a result of these cash flows, cash and cash equivalents increased by $54.1 million for the three months ended March 31, 2014 compared to an increase of $23.3 million for the three months ended March 31, 2013.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/ Brendan Brennan
Date: May 14, 2014	Brendan Brennan
Chief Financial Officer